Brent B. Siler
+1 202 663 6224 (t)
+1 202 663 6363 (f)
brent.siler@wilmerhale.com
June 25, 2007
BY EDGAR AND HAND DELIVERY
Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc. Amendment No. 7 to Registration Statement on Form S-l, filed June 22, 2007 File No. 333-135133
Dear Mr. Riedler:
     On behalf of Sucampo Pharmaceuticals, Inc. (“Sucampo” or the “Company”), this letter responds to the comments in your letter dated May 30, 2007 to Ryuji Ueno, the Chief Executive Officer of Sucampo, regarding the filing of Amendment No. 6 to the Registration Statement on Form S-1 (the “Registration Statement”). Sucampo is filing Amendment No. 7 to the Registration Statement (“Amendment No. 7”) today.
Summary, page 1
1.	We refer to your statements on page 1 regarding the Phase III clinical trials and a long-term safety trial of AMITIZA for the treatment of irritable bowel syndrome with constipation and that, “Preliminary results of these trials indicate AMITIZA improved overall relief from symptoms associated with irritable bowel syndrome with constipation with statistical significance and was well tolerated.” We believe discussions regarding the results of clinical trials are better placed in the Business section where investors have more complete disclosure about the trials, the results and the FDA process. Please revise your disclosure accordingly.

U.S. Securities and Exchange Commission
June 25, 2007

RESPONSE:
In response to this comment, the Company has removed the discussion of the clinical trial results on pages 1, 40 and 71, and has limited its discussion of these results to the portion of the Business section on page 80 where they are discussed in detail.
Risk Factors, page 8
If we are unable to establish sales and marketing capabilities or successfully use third parties to market and sell our products . . . ., page 14
2.	To the extent that the internalization of the Ventiv sales forces will results in a material increase in sales and marketing expenditures, please quantify this expected increase in this risk factor and in the MD&A on page 53.
RESPONSE:
In response to this comment, the Company has quantified the expected increase in sales and marketing expenses on pages 53 and 88.
Management’s Discussion and Analysis, page 39
Critical Accounting Policies and Estimates, page 46
Stock-Based Compensation, page 47
3.	Your disclosure of a “retrospective valuation obtained from an independent third-party valuation specialist . . .” equates to the use of an expert. Please identify the valuation expert in your disclosures and in the Experts section. Also provide the consent from the valuation expert in your exhibits. Alternatively, remove all mention of the valuation expert.
RESPONSE:
In response to this comment, the Company has eliminated the reference to the valuation specialist from page 48 and added language regarding the board’s reliance upon recent third-party stock sales.

U.S. Securities and Exchange Commission
June 25, 2007

Business, page 66
Products and Product Candidates, page 71
4.	Regarding your disclosure of the preliminary results of the Phase III clinical trials and a long-term safety trial of AMITIZA for the treatment of irritable bowel syndrome, we have the following comments:
•	Explain the progress made in the study and why the results are preliminary.

•	Clarify whether the results are preliminary because the duration of the measurement period for all or some subjects has not yet concluded or because only some of the subjects intended to be studied have been enrolled and fully studied.

•	Provide appropriate quantitative information explaining what is needed to complete the study.
a.	If the preliminary results refer to not having enrolled and fully studied the number of intended subjects, disclose the number who have completed the study whose results are included, the number currently being studied whose results are not included and the total number to be studied but not yet enrolled.

b.	If the preliminary nature of the results refers to the fact that the study is ongoing because the measurement period for some or all of the subjects has not concluded, disclose the total number of subjects that will be studied, the number of subjects who have and have not completed ht measurement period, how much longer the ongoing subjects will have to go to complete it and the number of partial and completed measurements included in the preliminary results.

c.	If the preliminary results refer to the fact that the study ahs ended but all of the statistical analysis has not yet been performed, disclose what analysis you have and have not yet performed and what the different analyses are intended to measure. Provide the results of any statistical analysis and the relevant p-values.
RESPONSE:
The Company advises you that, as of the date of its filing of Amendment No. 6, the statistical analysis of the results of these trials had not yet been finalized. The Company has now received the final results of these trials and has included more detailed disclosure of those final results on page 80.
Marketing and Sales, page 82
5.	We note your statement that you intend to continue to outsource most of the operational infrastructure associated with the new sales force. Given that your agreement with

U.S. Securities and Exchange Commission
June 25, 2007

Ventiv will terminate effective July 1, 2007, please describe your plan regarding the outsourcing. Will you enter into an agreement with another vendor? Will you enter into a new agreement with Ventiv?
RESPONSE:
In response to this comment, the Company has added disclosure on page 87 describing its plans for the procurement of the outsourced infrastructure services.
Consolidated Financial Statements, page F-2
6.	Please update your financial statements to include the most recent interim period. Additionally, please update the balance of your filing to include such information, as appropriate.
RESPONSE:
The Company has included interim financial statements for the three months ended March 31, 2007 and related disclosures in Amendment No. 7.
* * * * *
     As noted above, the Company’s responses to the staff’s comments are reflected in Pre-Effective Amendment No. 7 to the Registration Statement, which is being filed concurrently herewith.
     As requested by the staff, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
June 25, 2007

* * * * *
     If you have any questions or comments on the application, please contact me at (202) 663-6224.

Respectfully,
/s/ Brent B. Siler

Brent B. Siler

cc:	Ms. Sonia Barros Ms. Christine Allen Mr. Kevin Woody Securities and Exchange Commission Ryuji Ueno, M.D., Ph.D., Ph.D. Mr. Ronald W. Kaiser Jeffrey D. Karpf, Esq.